United StatesSecurities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):
December 20, 2005
Commission File Number 000-27663
SIFY LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F [X] Form 40 F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 1.01. Entry into a Material Definitive Agreement.
On December 20, 2005, Sify Limited (“Sify”) entered into a Shareholders’ Agreement (the “Agreement”) with Infinity Satcom Universal (P) Limited (“Infinity Satcom”) and Safescrypt Limited, a wholly owned subsidiary of Sify (“Safescrypt”). Pursuant to the Agreement, Sify will sell 4,680,000 shares of Safescrypt’s capital stock, representing a 26% equity interest in Safescrypt, to Infinity for approximately $3.1 million in cash. In addition, Sify will transfer its virtual private network services business to Safescrypt (the “VPN Services Transfer”) at a valuation of approximately $11.1 million. The valuation was arrived at based on third party appraiser’s opinion. Sify’s audit committee approved the VPN Services Transfer.
Infinity Satcom is owned by Anand Raju, who is the brother of Raju Vegesna. Raju Vegesna is the Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”). Infinity Capital owns approximately 32% of Sify’s outstanding equity shares and, upon the terms and subject to the conditions set forth in a Subscription Agreement dated November 10, 2005 (the “Subscription Agreement”) with Sify, may purchase additional equity shares or ADSs from Sify.
The foregoing description of the Agreement is qualified in its entirety to the full text of the Agreement, which is attached hereto as Exhibit 99.1.
Item 8.01. Other Events.
At the extraordinary general meeting held on December 23, 2005, Sify’s stockholders approved (i) an increase in Sify’s authorized capital to Rs. 500 million divided into 50,000,000 equity shares of Rs. 10 each and a related change to Sify’s Memorandum of Association, (ii) the issuance of up to 11,700,000 equity shares, ADSs or other securities and (iii) the VPN Services Transfer. Of the securities approved for issuance, it is expected that Sify will issue 6,720,260 ADSs to Infinity Capital pursuant to the Subscription Agreement.
Item 9.01. Financial Statements and Exhibits.
(c) Exhibits.

99.1	Shareholders’ Agreement, dated December 20, 2005, by and among Sify Limited, Infinity Satcom Universal (P) Limited and Safescrypt Limited.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2005

SIFY LIMITED
By:	/s/ R. Ramaraj
	Name:	R. Ramaraj
	Title:	Chief Executive Officer & Managing Director

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